UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 26, 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTOR RELATIONS RELEASE

Kabel Deutschland records historic highs in RGUs, Revenue and EBITDA

Highlights from Kabel Deutschland’s consolidated financials for its second quarter ended September 30, 2008:

•                  Total Revenue Generating Units (‘RGU’)(1) increase to 11,255.7 thousand, up 8.4% from previous year. Internet and Phone RGUs grow by 617.9 thousand units compared to September 30, 2007 and reach 1,077.4 thousand, a 134.4% increase over prior year. Digital pay TV RGUs increase by 91.9 thousand units year over year reaching 823.3 thousand on September 30, 2008, a 12.6% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) now comprise 26.4% of total RGUs compared to 17.9% in the previous year.

•                  The number of total subscribers amounts to 9,178.8 thousand on September 30, 2008, thereof 9,109.8 thousand cable access subscribers and 69.1 thousand “solo” Internet or phone subscribers which do not subscribe to cable access.

•                  Subscribers now take an average 1.23 RGUs compared to 1.15 as of September 30, 2007.

•                  The monthly ARPU per subscriber(2) for the quarter ended September 30, 2008 amounts to €10.92 (€9.37). Monthly ARPU per RGU(3) increases by 8.8% for the quarter ended September 30, 2008 to €8.97 (previous year’s quarter €8.24).

•                  Total revenues grow by 15.4% to €339.3 million for the quarter.

•                  Subscription based revenues grow by 16.5% and reach €300.4 million and now account for 88.5% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €72.9 million and represent 24.3% of the Company’s overall subscription based revenues (€42.6 million representing 16.5% of the overall subscription based revenues in the quarter ended September 30, 2007). Subscription based revenues from premium services grow by 71.1% over the comparable period.

•                  EBITDA as adjusted(4) increases by 29.1% and amounts to €142.9 million. EBITDA margin(5) amounts to 42.1% compared to 37.7% during the quarter ended September 30, 2007.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•                  The Company posts a net loss of €22.3 million in the quarter ended in September 30, 2008 compared to a net profit of €3.1 million in the previous year’s same quarter. The swing is predominantly resulting from higher depreciation on the Company’s investments and to a lesser extend interest expenses in connection with the acquisition of the Orion Cable assets.

Highlights for Kabel Deutschland’s consolidated six months ended September 30, 2008 under IFRS:

•                  Total revenues grow by 14.5% to €668.5 million compared to €583.8 million in the same period in the previous year.

•                  Subscription based revenues grow by 15.4% and reach €591.1 million and now account for 88.4% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €138.9 million and represent 23.5% of the Company’s overall subscription based revenues (€81.5 million representing 15.9% of the overall subscription based revenues in the six months ended September 30, 2007). Subscription based revenues from premium services grow by 70.4% over the comparable period.

•                  EBITDA as adjusted increases by 26.9% and amounts to €277.1 million. EBITDA margin amounts to 41.4% compared to 37.4% during the six months ended September 30, 2007.

•                  The Company recorded a one-time gain (not included in EBITDA) of €13.0 million on the sale of its minority holding in a small cable Company to Orion Cable.

•                  The Company posts a net loss of €20.6 million in the first six months ended in September 30, 2008 compared to a net loss of €1.1 million during the previous year’s same period.

Unterfoehring, November 26, 2008 — Kabel Deutschland (KDG), Germany’s largest triple play company, announced today its financial results for the second quarter and six months ended September 30, 2008 of its fiscal year 2008/2009. The positive development of the Company’s financials are the result of a successful strategy to push digital and telecommunication services.

RGUs as of September 30, 2008 and ARPUs for the second quarter ended September 30, 2008

KDG served 11,255.7 thousand total RGUs on September 30, 2008. The average services taken by a customer increased to 1.23 compared with 1.15 in the previous year. During the reported quarter monthly total blended ARPU per subscriber increased by 16.6% to €10.92 from €9.37 in the previous year’s same quarter. The corresponding monthly ARPU per RGU rose by 8.8% and amounted to €8.97.

Kabel Anschluss RGUs were 9,281.7 (thereof 992.3 thousand digital cable access RGUs, rising by 51.7% yoy from 654.2 thousand). Monthly ARPU(6) for the Kabel Anschluss product amounted to €8.17 in the quarter ended September 30, 2008.

Kabel Digital pay TV RGUs increased by 12.6% to 823.3 thousand at September 30, 2008. The monthly ARPU for KDG’s pay TV products amounted to €8.07 during the quarter ended September 30, 2008 (€7.93 in the previous year’s corresponding quarter).

On September 30, 2008 the Company reported 73.3 thousand paying subscribers for its PVR product “Kabel Digital+” compared to 7.0 thousand on September 30, 2007.

On September 30, 2008 the number of KDG’s digital TV RGUs (including 73.3 thousand PVR(7) RGUs) amounted to 1,888.9 thousand (1,392.6 thousand on September 30, 2007), representing a digital TV RGU penetration based on total RGUs of 16.8%.

Kabel Internet and Phone RGUs reached 1,077.4 thousand, a 134.4% increase compared to the Kabel Internet and Phone RGUs on September 30, 2007. During the quarter ended September 30, 2008 the Company added 142.4 thousand Kabel Internet and Phone RGUs. The Internet and Phone RGUs on September 30, 2008 comprised of 547.7 thousand Internet RGUs and 529.8 thousand Phone RGUs and were associated with 608.1 thousand subscribers. This results in a RGU / subscriber ratio of 1.77. Monthly ARPU per RGU for Kabel Internet in the quarter ended September 30, 2008 amounted to €13.68 and €20.78 for Kabel Phone.

KDG’s financial results for the first six months ended September 30, 2008

Cash flow, capital expenditures and liquidity

Cash flow from operations for the six months ended September 30, 2008 amounted to €191.7 million compared to €94.6 million in the previous year’s same period.

Overall capital expenditures (Capex)(8) amounted to €157.4 million in the reported six months. Of this amount, approximately €87.5 million were used for the network upgrade related to KDG’s Internet and Phone services. The overall Capex in the previous year’s corresponding six months amounted to €106.3 million of which approximately €56.1 million were spent for the network upgrade. This increase relates to the faster Internet and phone RGU growth of 323.0 thousand compared to 128.6 thousand in last year’s six months ended September 30. The increase in Capex used for these activities also underlines the Company’s commitment to expand its triple play business with approximately 74.0% of the Company’s level 3 network upgraded at the end of September 2008.

Cash on hand of €89.5 million coupled with free revolver capacity of €125.0 million yielded €214.5 million of liquidity on September 30, 2008.

Balance sheet

Total interest bearing indebtedness was at €2,640.6 million with net debt at €2,551.1 million on September 2008 resulting in a net debt / last quarter annualized EBITDA as adjusted (annualized €571.6 million) ratio of approximately 4.46 times through the Senior Notes and 3.14 times through the credit facilities.

Restructuring program Technical Services

The management of Kabel Deutschland has concluded negotiations with the labour representatives regarding the outsourcing of parts of its technical service department. Affected from this restructuring program are approximately 200 employees from different regional KDG locations.

Financial calendar

The IFRS financials for KDG’s third quarter of its fiscal year 2008/2009 as per December 31, 2008 will be released at the end of February 2009.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of September 30, 2008 will be available on our website as of Friday, November 28, 2008.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator und biggest triple play provider, Kabel Deutschland develops and markets new triple play offers for digital TV, broadband internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2007/2008 (12 months ended March 31, 2008), Kabel Deutschland reported a total revenue of approximately €1.2 billion, EBITDA amounted to €457.8 million. The company has around 2,750 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations according to IFRS for the Period from

July 1, 2008 to September 30, 2008 and July 1, 2007 to September 30, 2007

		July 1, 2008 to	July 1, 2007 to
		September 30, 2008	September 30, 2007	change	change
		€(‘000)	€(‘000)	€(‘000)%
		unaudited	unaudited

1.	Revenues	339,330	294,096	45,234	15.38%

2.	Cost of Services Rendered	-167,708	-148,386	19,322	13.02%
	thereof Depreciation / Amortization	-50,232	-36,913	13,319	36.08%

3.	Other Operating Income	4,916	2,544	2,372	93.25%

4.	Selling Expenses	-106,620	-79,460	27,160	34.18%
	thereof Depreciation / Amortization	-42,553	-27,680	14,873	53.73%

5.	General and Administrative Expenses	-32,153	-30,991	1,162	3.75%
	thereof Depreciation / Amortization	-6,962	-5,818	1,144	19.66%

6.	Profit from Ordinary Activities	37,766	37,803	-37	-0.10%

7.	Interest Income	414	1,302	-888	-68.18%

8.	Interest Expense	-57,354	-46,243	11,111	24.03%

9.	Income from Associates	188	350	-162	-46.34%

10.	Loss before Taxes	-18,986	-6,788	-12,198	-179.69%

11.	Taxes on Income	-3,336	9,935	-13,271	-133.58%

12.	Net Loss / Net Profit for the Period	-22,322	3,147	-25,469	-809.30%

	Attributable to:
	Equity Holders of the Parent	-22,421	3,147	-25,568	-812.46%
	Minority Interests	99	0	99	n.a.

		-22,322	3,147	-25,469	-809.30%

	EBITDA as adjusted(4)	142,939	110,736	32,203	29.08%
	EBITDA margin (5)	42.1%	37.7%

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations according to IFRS for the Period from

April 1, 2008 to September 30, 2008 and April 1, 2007 to September 30, 2007

		April 1, 2008 to	April 1, 2007 to
		September 30, 2008	September 30, 2007	change	change
		€(‘000)	€(‘000)	€(‘000)%
		unaudited	unaudited

1.	Revenues	668,489	583,784	84,705	14.51%

2.	Cost of Services Rendered	-329,246	-294,047	35,199	11.97%
	thereof Depreciation / Amortization	-96,399	-72,772	23,627	32.47%

3.	Other Operating Income	9,038	5,512	3,526	63.97%

4.	Selling Expenses	-204,928	-159,644	45,284	28.37%
	thereof Depreciation / Amortization	-80,774	-53,753	27,021	50.27%

5.	General and Administrative Expenses	-63,969	-59,341	4,628	7.80%
	thereof Depreciation / Amortization	-13,776	-11,380	2,396	21.05%

6.	Profit from Ordinary Activities	79,384	76,264	3,120	4.09%

7.	Interest Income	664	2,004	-1,340	-66.89%

8.	Interest Expense	-102,995	-81,475	21,520	26.41%

9.	Accretion / Depreciation on
	Investments and Other Securities	0	-2,337	2,337	n.a.

10.	Income from Associates	13,379	564	12,815	2272.24%

11.	Loss before Taxes	-9,569	-4,980	-4,589	-92.14%

12.	Taxes on Income	-11,045	3,865	14,910	385.76%

13.	Net Loss / Net Profit for the Period	-20,613	-1,115	-19,498	-1748.73%

	Attributable to:
	Equity Holders of the Parent	-20,756	-1,115	-19,641	-1761.50%
	Minority Interests	142	0	142	n.a.

		-20,613	-1,115	-19,498	-1748.73%

	EBITDA as adjusted(4)	277,069	218,321	58,748	26.91%
	EBITDA margin (5)	41.4%	37.4%

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet according to IFRS as of September 30, 2008

		September 30, 2008	March 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)
		unaudtied	audited

ASSETS

Current Assets

1.	Cash and Cash Equivalents	89,507	15,463	74,044
2.	Trade Receivables	108,871	130,879	-22,008
3.	Receivables from Affiliates	941	922	20
4.	Receivables from Associates	0	31	-30
5.	Inventories	23,438	26,201	-2,763
6.	Receivables from Tax Authorities	7,340	6,881	459
7.	Other Current Assets	9,543	7,272	2,270
8.	Prepaid Expenses	15,986	19,903	-3,916
	Total Current Assets	255,627	207,552	48,075

Non-current Assets

1.	Intangible Assets	942,914	431,878	511,036
2.	Property and Equipment	1,172,657	1,085,951	86,706
3.	Equity Investments in Associates	4,958	6,354	-1,396
4.	Other Non-current Financial Assets	25	4,632	-4,607
5.	Deferred Tax Assets	431	537	-105
6.	Non-current Financial Assets	4,766	4,239	527
7.	Prepaid Expenses	7,443	11,166	-3,723
	Total Non-current Assets	2,133,195	1,544,757	588,438

Total Assets		2,388,822	1,752,309	636,513

		September 30, 2008	March 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)
		unaudited	audited

EQUITY AND LIABILITIES

Current Liabilities

1.	Current Financial Liabilities	25,974	25,674	299
2.	Trade Payables	190,047	218,293	-28,246
3.	Liabilities to Associates	323	323	-1
4.	Other Current Provisions	23,834	6,493	17,342
5.	Liabilities due to Income Taxes	17,729	12,961	4,769
6.	Deferred Income	137,304	199,510	-62,207
7.	Other Current Liabilities	59,110	59,640	-530
	Total Current Liabilities	454,320	522,894	-68,575

Non-current Liabilities

1.	Senior Notes	646,339	603,840	42,499
2.	Non-current Financial Liabilities	1,928,998	1,311,990	617,007
3.	Deferred Tax Liabilities	141,885	87,531	54,354
4.	Provisions for Pension	32,861	29,148	3,712
5.	Other Non-current Provisions	24,542	22,270	2,272
6.	Other Non-current Liabilities	105,374	105,380	-6
7.	Deferred Income	1,559	1,826	-267
	Total Non-current Liabilities	2,881,557	2,161,984	719,573

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	50,044	49,590	454
3.	Cash Flow Hedge Reserve	3,536	1,288	2,247
4.	Available-for-Sale Reserve	145	0	145
5.	Minority Interests	7,824	0	7,824
6.	Accumulated Deficit	-1,009,628	-984,474	-25,155
	Total Equity (Deficit)	-947,055	-932,569	-14,487

Total Equity and Liabilities		2,388,822	1,752,309	636,513

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows according to IFRS for the Period from

April 1, 2008 to September 30, 2008 and April 1, 2007 to September 30, 2007

		April 1, 2008 to	April 1, 2007 to
		September 30, 2008	September 30, 2007	change
		€(‘000)	€(‘000)	€(‘000)
		unaudited	unaudited

1.	Cash Flows from Operating Activities
	Net Income / Loss	-20,613	-1,115	-19,498
	Adjustments to Reconcile Net Loss to Cash Provided by Operations:
	Taxes on Income	11,045	-3,865	14,910
	Interest Expense	102,995	81,475	21,520
	Interest Income	-664	-2,004	1,340
	Accretion / Depreciation and Amortization on Fixed Assets	190,949	137,905	53,044
	Accretion / Depreciation on Investments and Other Securities	0	2,337	-2,337
	Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	309	214	95
	Income from Associates	-13,379	-564	-12,815
	Compensation Expense Relating to Share-based Payments	1,718	3,178	-1,460
		272,360	217,561	54,799

	Changes in Assets and Liabilities:
	Increase (-) / Decrease (+) of Inventories	2,763	5,876	-3,113
	Increase (-) / Decrease (+) of Trade Receivables	19,007	-21,366	40,373
	Increase (-) / Decrease (+) of Other Assets	-1,707	-8,125	6,418
	Increase (+) / Decrease (-) of Trade Payables	-32,745	-9,582	-23,163
	Increase (+) / Decrease (-) of Other Provisions	5,685	-3,999	9,684
	Increase (+) / Decrease (-) of Deferred Income	-62,472	-75,663	13,191
	Increase (+) / Decrease (-) of Provisions for Pensions	2,611	1,890	721
	Increase (+) / Decrease (-) of Other Liabilities	-6,243	-11,832	5,589
	Cash Provided by Operations	199,259	94,760	104,499

	Income Taxes Paid (-) / Received (+)	-7,589	-120	-7,469
	Net Cash from Operating Activities	191,670	94,640	97,030

2.	Cash Flows from Investing Activities
	Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	684	239	445
	Cash Received from Sale of Investments	14,775	0	14,775
	Cash Paid for Investments in Intangible Assets	-33,707	-23,166	-10,541
	Cash Paid for Investments in Property and Equipment	-123,678	-83,150	-40,528
	Cash Paid for Acquisitions	-535,107	0	-535,107
	Cash Paid for Investments in Financial Assets	0	-35,059	35,059
	Interest Received	645	1,750	-1,105
	Dividends Received from Associates	0	156	-156
	Net Cash Used in Investing Activities	-676,388	-139,230	-537,158

3.	Cash Flows from Financing Activities
	Cash Payments to Shareholders / Minorities	-5,495	0	-5,495
	Cash Received Non-current Financial Liabilities	785,000	251,000	534,000
	Cash Repayments of Non-current Financial Liabilities	-110,000	-151,000	41,000
	Cash Payments for Reduction of Finance Lease Liabilities	-4,038	-3,537	-501
	Interest and Transaction Costs Paid	-106,850	-90,642	-16,208
	Net Cash Used in Financing Activities	558,617	5,821	552,796

4.	Cash and Cash Equivalents at the End of the Period
	Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	73,899	-38,769	112,668
	Valuation Adjustments on Cash and Cash Equivalents	145	0	145
	Cash and Cash Equivalents at the beginning of the period	15,463	54,108	-38,645
	Cash and Cash Equivalents at the end of the period	89,507	15,339	74,168

	Additional Information
	Investments Relating to Capital Lease	0	0	0
	Other non Cash Investments	0	0	0

Kabel Deutschland GmbH, Unterföhring

Subscribers, Revenue Generating Units and ARPUs

		September 30,	June 30,	September 30,	y-o-y	y-o-y
(in thousand unless otherwise stated)		2007	2008	2008	change	change
						%
Cable Access Subscribers (incl. TKS)	#	9,062.2	9,102.7	9,109.8	47.6	0.52%
- thereof wholesale subscribers	#	2,681.5	1,688.8	1,694.6	-986.9	-36.80%
Subscribers without TV	#	7.2	53.6	69.1	61.8	n.a.

Total Subscribers	#	9,069.5	9,156.3	9,178.8	109.4	1.21%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,501.7	8,319.3	8,289.4	-212.3	-2.50%
Premium Services
Digital Cable Access	#	654.2	939.0	992.3	338.1	51.69%
Personal Video Recorders (Kabel Digital+)(7)	#	7.0	53.6	73.3	66.2	n.a.
Kabel Digital (pay TV)	#	731.4	819.3	823.3	91.9	12.57%
Kabel Internet	#	245.4	482.0	547.7	302.3	123.17%
Kabel Phone	#	214.2	453.0	529.8	315.6	147.33%
Subtotal Premium Services	#	1,852.2	2,747.0	2,966.3	1,114.1	60.15%
Total RGUs	#	10,353.9	11,066.2	11,255.7	901.8	8.71%
Premium Services Penetration	%	17.9%	24.8%	26.4%		47.32%

Monthly ARPU(6)
Cable Access		€7.76	8.17	8.17	0.41	5.24%
Personal Video Recorders (Kabel Digital+)		€7.06	7.83	7.41	0.35	4.98%
Kabel Digital (pay TV)		€7.93	7.53	8.07	0.14	1.73%
Kabel Internet		€14.46	13.72	13.68	-0.78	-5.36%
Kabel Phone		€24.81	22.65	20.78	-4.03	-16.25%
Blended ARPU Internet and Phone per Subscriber		€33.42	32.23	30.47	-2.95	-8.84%
Total blended monthly ARPU per RGU(3)		€8.24	8.90	8.97	0.72	8.75%
Total blended monthly ARPU per Subscriber(2)		€9.37	10.66	10.92	1.55	16.59%

Ratio RGUs/Subscribers		1.14	1.21	1.23	0.08	7.41%

Footnotes

(1)   RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)   Total blended monthly ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(3)   Total blended monthly ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(4)   EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to the Company’s Management Equity Participation Program (MEP) and non-cash restructuring expenses. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(5)   EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(6)   ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

(7)   PVRs KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

(8)   Capex excludes M&A and transponder leases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	November 26, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Service GmbH & Co KG
(Registrant)

Date:	November 26, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director